Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 2, 2006

Registration Statement No. 333-131764

3,500,000 Shares

LUNA INNOVATIONS INCORPORATED

Common Stock

On June 2, 2006, Luna Innovations Incorporated filed amendment no. 7 to its registration statement on form S-1 (registration number 333-131764) to update certain disclosures that had been provided in its preliminary prospectus dated May 31, 2006. The following summarizes certain terms of the disclosure in the preliminary prospectus included in amendment no. 7 to the registration statement that updates the disclosure in the preliminary prospectus dated May 31, 2006. References to “we,” “us,” “our” and “our company” are used in the manner described in the preliminary prospectus included in amendment no. 7 to the registration statement dated June 2, 2006.

Issuer

Luna Innovations Incorporated

Common stock offered by us

We are offering 3,500,000 shares of our common stock, as stated in our preliminary prospectus included in amendment no. 7 to the registration statement dated June 2, 2006. This represents a decrease from an offering of 4,000,000 shares, as stated in our preliminary prospectus dated May 31, 2006.

Common stock outstanding after this offering

9,734,325 shares

Estimated price range for offering of common stock

The proposed initial public offering price range is $6.00 to $8.00 per share, as stated in our preliminary prospectus included in amendment no. 6 to the registration statement dated May 31, 2006. This range represents a decrease from a price range of $11.00 to $13.00 per share, as stated in our preliminary prospectus dated May 9, 2006.

Summary historical and pro forma financial data

The following table presents selected balance sheet data as of March 31, 2006 on an actual basis and on an as adjusted basis to give effect to the sale by us of 3,500,000 shares of our common stock in this initial public offering at an assumed price of $7.00 per share, the mid-point of the range set forth above, after deducting the underwriting discount and estimated offering expenses.

(in thousands)	As of March 31, 2006
	Actual	As Adjusted
Consolidated Balance Sheet Data:	(unaudited)
Cash and cash equivalents	$10,099	$31,384
Working capital	9,627	30,912
Total assets	21,369	42,654
Total current liabilities	5,684	5,684
Total debt (1)	5,406	5,406
Stockholders’ equity	9,637	31,427

(1)	Includes capital lease obligations.

Risk factors

Risks Related to This Offering

New investors in our common stock will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $3.91 in net tangible book value per share of common stock. This amount represents the difference between the assumed initial public offering price of $7.00 per share, which is based on the mid-point of the range set forth above, and the net tangible book value per share of common stock after the offering of $3.09. In addition, the number of shares available for issuance under our stock plans may increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See “Dilution.”

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Upon the closing of this offering, assuming no outstanding options are exercised prior to the closing of this offering, we will have approximately 9,734,325 shares of common stock outstanding. The 3,500,000 shares to be sold under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of the 180-day lock-up agreements that have been entered into by certain of our stockholders, we estimate that the remaining 6,234,325 shares of our common stock outstanding upon the closing of this offering will be available for sale pursuant to Rule 144, Rule 144(k) and Rule 701, as follows:

➢	566 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

➢	no additional shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules;

➢	3,998,777 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, beginning 180 days after the date of this prospectus, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders; and

➢	2,234,982 additional shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights. Of such shares subject to the provisions of Rule 144, 1,492,032 and 639,442 shares may be sold by Carilion Health System beginning August 4, 2006 and December 30, 2006, respectively, and 103,508 shares may be sold by three individuals beginning November 22, 2006.

Our directors and management will collectively control over 54% of our outstanding common stock.

Immediately after this offering, our directors and executive officers and their affiliates will collectively control approximately 54.4% of our outstanding common stock or approximately 51.2% if the underwriters exercise their over-allotment option in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. You and other stockholders will have minimal influence over these actions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might adversely affect the market price of our common stock.

Use of proceeds

We estimate that the net proceeds from the sale of the 3,500,000 shares of our common stock that we are selling in this offering will be approximately $21.3 million, based on an assumed initial public offering price of $7.00 per share, the mid-point of the range set forth above, after deducting the underwriting discount and estimated offering expenses. As a result of the decrease in the size of the offering as described above, the estimated net proceeds will decrease from approximately $24.5 million to approximately $21.3 million, or approximately $25.2 million if the underwriters exercise their over-allotment option in full. Assuming that the initial public offering price is at the low end of the range—$6.00 per share—and that the underwriters do not exercise their over-allotment option, the estimated net proceeds from the offering will be $18.0 million. However, the intended use of proceeds remains unchanged. Despite the decrease in the estimated price to the public, we believe cash and cash-equivalents after this offering will be sufficient to meet our currently estimated operating and investing requirements through the beginning of 2008.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) our net proceeds from this offering by approximately $3.3 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $3.9 million.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006:

➢	on an actual basis; and
➢	on an as adjusted basis to give effect to the sale of us of 3,500,000 shares of common stock at an assumed initial offering price of $7.00 per share, the mid-point of the range set forth above, less the underwriting discount and estimated offering expenses.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$10,099,059	$31,384,059

Senior convertible promissory notes	5,000,000	5,000,000
Redeemable common stock, 308,216 shares outstanding; no shares issued and outstanding, as adjusted(1)	504,984	—
Stockholders’ equity:
Common stock, $0.001 par value; 54,245,588 shares authorized, 5,829,385 shares issued and outstanding, actual; 100,000,000 shares authorized, 9,734,325 shares issued and outstanding, as adjusted	5,829	9,734
Additional paid-in capital	11,807,196	33,593,275
Accumulated deficit	(2,176,282)	(2,176,282)

Total stockholders’ equity and redeemable common stock	10,141,727	31,426,727

Total capitalization	$15,141,727	$36,426,727

(1) Certain stockholders that have received shares of our common stock in connection with our acquisition of Luna Technologies have the right to redeem a percentage of the outstanding shares issued pursuant to that transaction. This redemption right is extinguished upon the effectiveness of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and redeemable common stock, and total capitalization by approximately $3.3 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $7.00 per share of our common stock, which is the mid-point of the range set forth above, and the as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value as of March 31, 2006 was $8.7 million, or $1.40 per share. Our net tangible book value per share set forth below represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2006, which includes shares of common stock that will be issued to Carilion Health System in connection with certain antidilution provisions afforded to that stockholder upon the effectiveness of this offering.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at the assumed initial public offering price of $7.00 per share, which is the mid-point of the range set forth above, and after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $30.0 million. This amount represents an immediate increase in net tangible book value of $1.69 per share to our existing stockholders and an immediate dilution in net tangible book value of $3.91 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$7.00
Net tangible book value per share as of March 31, 2006	$1.40
Increase in net intangible book value per share attributable to this offering per share to existing investors	$1.69
As adjusted net tangible book value per share after this offering		3.09

Dilution per share to new investors		$3.91

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) our net tangible book value by approximately $3.3 million, our as adjusted net tangible book value per share after this offering by approximately $0.33 and dilution per share to new investors by approximately $0.67, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions.

The following table sets forth, on an as adjusted basis, as of March 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting the underwriting discount and estimated offering expenses at an assumed initial public offering price of $7.00 per share, the mid-point of the range set forth above.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	6,234,325	64.0%	$11,463,456	31.9%	$1.84
New investors	3,500,000	36.0	24,500,000	68.1	7.00

Total	9,734,325	100.0%	$35,963,456	100.0%

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 60.3% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 4,100,000, or approximately 39.7% of the total number of shares of our common stock outstanding after this offering.

Principal stockholders

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of March 31, 2006, after giving effect to the conversion of our Class A Common Stock, Class B Common Stock and Class C Common Stock into shares of our common stock, by:

➢	each beneficial owner of 5% or more of the outstanding shares of our common stock;

➢	each of our directors;

➢	each of our named executive officers; and

➢	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 6,234,325 shares of common stock outstanding as of March 31, 2006 after giving effect to the conversion of our Class A Common Stock, Class B Common Stock and Class C Common Stock into shares of our common stock which includes the conversion of Class C common stock such that an additional 96,724 is issued to Carilion Health Systems. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Luna Innovations Incorporated, 10 South Jefferson Street, Suite 130, Roanoke, Virginia 24011.

	Beneficial Ownership Before Offering		Beneficial Ownership After Offering
			Excluding Exercise of Over-allotment Option		Including Exercise of Over-allotment Option
Name and Address of Beneficial Owner	Number of Shares	%	Number of Shares	%	Number of Shares	%
Carilion Health System (1) c/o Carilion Roanoke Memorial Hospital First Floor Roanoke, Virginia 24033	2,228,198	35.7%	2,228,198	22.9%	2,228,198	21.6%
Kent A. Murphy, Ph.D.	2,637,161	42.3%	2,637,161	27.1%	2,637,161	25.5%
Scott A. Graeff(2)	169,572	2.7%	169,572	1.7%	169,572	1.6%
Scott A. Meller(3)	235,278	3.8%	235,278	2.4%	235,278	2.3%
Robert P. Lenk, Ph.D.	—	*	—	*	—	*
N. Leigh Anderson, Ph.D.	—	*	—	*	—	*
John C. Backus, Jr.	—	*	—	*	—	*
Bobbie Kilberg	—	*	—	*	—	*
Edward G. Murphy, M.D. (1)	2,228,198	35.7%	2,228,198	22.9%	2,228,198	21.6%
Richard W. Roedel	—	*	—	*	—	*
Paul E. Torgersen, Ph.D. (4)	21,763	*	21,763	*	21,763	*
Stephen R. Wilson, Ph.D.	—	*	—	*	—	*
Michael F. Gunther	196,701	3.2%	196,701	2.0%	196,701	1.9%
All executive officers and directors as a group (11 persons)(1)(5)	5,291,972	84.9%	5,291,972	54.4%	5,291,972	51.2%

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Does not include $5.0 million aggregate principal amount of senior convertible promissory notes which convert into up to 1,065,740 shares of common stock or accrued interest on the notes into up to an aggregate of 511,553 shares of common stock. Edward G. Murphy, M.D. is the President and Chief Executive Officer of Carilion Health System and shares voting and investment power over the shares beneficially owned by Carilion Health System with Don Lorton and Rob Vaughan, the Treasurer and Assistant Treasurer of Carilion Health System, respectively. Includes 96,724 shares of common stock issuable upon the effectiveness of this offering to Carilion Health System in connection with certain anti-dilution provisions afforded to that stockholder.
(2)	Includes 169,572 shares subject to options that are immediately exercisable or exercisable within 60 days of March 31, 2006.
(3)	Includes 235,278 shares subject to options that are immediately exercisable or exercisable within 60 days of March 31, 2006.
(4)	Includes 21,763 shares subject to options that are immediately exercisable or exercisable within 60 days of March 31, 2006.
(5)	Includes 426,613 shares subject to options that are immediately exercisable or exercisable within 60 days of March 31, 2006.

Description of capital stock

Common Stock

After giving effect to the sale of common stock offered in this offering, including the issuing of 96,724 to Carilion Health System pursuant to its anti-dilution rights available upon this offering, there will be 9,734,325 shares of common stock outstanding.

Shares eligible for future sale

We will have 9,734,325 shares of common stock outstanding after the completion of this offering (10,334,325 shares if the underwriters’ over-allotment is exercised in full). Of those shares, the 3,500,000 shares of common stock sold in the offering (4,100,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 6,234,325 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the 180-day lock up agreements described below, and assuming the underwriters do not release any stockholders from these agreements, shares of our common stock will be available for sale in the public market as follows:

➢	566 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

➢	no additional shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules;

➢	3,998,777 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, beginning 180 days after the date of this prospectus, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders; and

➢	2,234,982 additional shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights. Of such shares subject to the provisions of Rule 144, 1,492,032 and 639,442 shares may be sold by Carilion Health System beginning August 4, 2006 and December 30, 2006, respectively, and 103,508 shares may be sold by three individuals beginning November 22, 2006.

Underwriting

ThinkEquity Partners LLC is acting as sole book-runner of this offering, and, together with WR Hambrecht + Co, LLC and Merriman Curhan Ford & Co., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite that underwriter’s name.

Underwriters	Number of Shares
ThinkEquity Partners LLC
WR Hambrecht + Co, LLC
Merriman Curhan Ford & Co.

Total	3,500,000

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/cgi-bin/browse-

edgar?company=Luna+Innovations&CIK=&f ilenum=&State=&SIC=&owner=include&action=getcompany

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 415-249-2900.